Jean-François Pruneau

Phone: (514) 380-4144

Email : jean-francois.pruneau@quebecor.com

January 16, 2013

BY FACSIMILE AND EDGAR

Mr. Larry Spirgel,

Assistant Director,

Division of Corporation Finance,

U.S. Securities and Exchange Commission,

Mail Stop 3720,

100 F Street, N.E.,

Washington, DC 20549-3628

RE:	Quebecor Media Inc. (the “Company”) — Form 20-F for the fiscal year ended December 31, 2011, as filed on March 22, 2012 (File No. 333-13792)

Dear Mr. Spirgel:

You will find attached our responses to the comments included in your response letter dated January 3, 2013, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed on March 22, 2012 (File No. 333-13792).

Should you have any further comments or would like to discuss any of the responses, please contact us at your convenience.

Very truly yours,

QUEBECOR MEDIA INC.

By:	/S/ Jean-François Pruneau

Name:	Jean-François Pruneau
Title:	Chief Financial Officer

Quebecor Media

612 St. Jacques Street

Montreal (Quebec)

H3C 4M8

Canada

Quebecor Media Inc.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 22, 2012

File No. 333-13792

Response to comments in the response letter dated January 3, 2013

Canadian GAAP Data, page 3

Comment 1:

We note your response to comment one. Under General Instruction G(c), first time adopters of IFRS may present selected financial data prepared in accordance with IFRS for the two most recent financial years. Selected historical financial data in accordance with US GAAP is required for the five most recent financial years, except where omission is permitted under Item 3.A.1. General Instruction G(h) applies to financial statements, and not selected financial data. Please comply in future filings.

Answer:

In Quebecor Media Inc.’s future annual reports on Form 20-F (“Form 20-F”), we will, under Item 3.A of the Form 20-F, include selected financial data in accordance with US GAAP. More specifically, we will include US GAAP selected financial data for all presented years prior to the year that Quebecor Media began to prepare and present its financial statements on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). We will present this US GAAP selected financial data, as well as the Canadian GAAP data from which the US GAAP data is reconciled, in separate tables, respectively, and the disclosure in the forepart of Item 3.A will caution readers that the separate tables include IFRS, US GAAP and Canadian GAAP information and that the information based on IFRS is not comparable to the information based on US GAAP or Canadian GAAP.

Consolidated Statements of Income, page F-3

Comment 2:

We note your response to comment seven. In future filings, please disaggregate employee costs and purchase of goods and services. Refer to paragraphs 101 and 102 of IAS 1.

Answer:

In future filings, we will disaggregate employee costs and purchase of goods and services as requested.